1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2006

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s business, including its railway operations and property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong, the Mainland of China and elsewhere;

•	the level of interest rates prevailing in Hong Kong;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation;

•	the Company’s ability to complete property developments on time and within budget;

•	fluctuation in property prices and competition from other property developments;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•	the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the Government’s policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the possible rail merger involving the Company and the Kowloon-Canton Railway Corporation; and

•	other factors beyond the Company’s control.

EXHIBITS

Exhibit Number		Page
1.1	Announcement of Unaudited Results for Six Months Ended June 30, 2006, dated August 10, 2006	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager - Secretarial

Date: August 11, 2006

Exhibit 1.1

MTR CORPORATION LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock code: 66)

ANNOUNCEMENT OF UNAUDITED RESULTS

FOR SIX MONTHS ENDED 30 JUNE 2006

HIGHLIGHTS

Financial

•	Revenue increased 4.1% to HK$4,566 million

•	Operating profit before depreciation of HK$2,639 million with margin of 57.8%

•	Property development profit of HK$4,072 million with strong contributions from The Grandiose and Metro Town at Tseung Kwan O

•	Net profit attributable to equity shareholders, excluding investment properties revaluation and related deferred tax (profit from underlying businesses), increased 123% to HK$3,948 million

•	Reported net profit, including investment properties revaluation, increased 98% to HK$5,167 million

•	Debt / equity ratio at period-end of 42.7%

•	Interim dividend of HK$0.14 per share

Operational

•	Patronage increased 1.3% to 423 million

•	Solid growth in station commercial and property investment businesses

•	Tseung Kwan O Area 86 Package 2 awarded in January 2006

•	Memorandum of Understanding on merger with Kowloon-Canton Railway Corporation (“KCRC”) signed with Government on 11 April 2006

•	Concession Agreement for Beijing Line 4 signed in April 2006

The Directors of MTR Corporation Limited (“the Company” or “MTRCL”) are pleased to announce the unaudited interim results of the Company and its subsidiaries (“the Group”) for the half-year ended 30 June 2006 as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT (HK$ MILLION)

Half-year ended 30 June	2006 (Unaudited)		2005 (Unaudited)
Fare revenue		3,138		2,988
Station commercial and other revenue		735		754
Rental and management income		693		643

Turnover		4,566		4,385

Staff costs and related expenses		(777)		(740)
Energy and utilities		(249)		(250)
Operational rent and rates		(26)		(45)
Stores and spares consumed		(52)		(51)
Repairs and maintenance		(235)		(235)
Railway support services		(39)		(37)
Expenses relating to station commercial and other businesses		(183)		(162)
Property ownership and management expenses		(132)		(101)
Project study and business development expenses		(84)		(72)
General and administration expenses		(82)		(78)
Other expenses		(68)		(73)

Operating expenses before depreciation		(1,927)		(1,844)

Operating profit from railway and related businesses before depreciation		2,639		2,541
Profit on property developments		4,072		1,520

Operating profit before depreciation		6,711		4,061
Depreciation		(1,315)		(1,362)

Operating profit before interest and finance charges		5,396		2,699
Interest and finance charges		(739)		(634)
Change in fair value of investment properties		1,478		1,015
Share of profits less losses of non-controlled subsidiaries and associates		16		15

Profit before taxation		6,151		3,095
Income tax		(984)		(489)

Profit for the period		5,167		2,606

Attributable to:
- Equity shareholders of the Company		5,167		2,606
- Minority interests		—		—

		5,167		2,606

Dividend
Interim dividend declared after the balance sheet date		774		764

Earnings per share:
- Basic	HK$	0.94	HK$	0.48
- Diluted	HK$	0.94	HK$	0.48

CONSOLIDATED BALANCE SHEET (HK$ MILLION)

	As at 30 June 2006 (Unaudited)	As at 31 December 2005 (Audited)
Assets
Fixed assets
- Investment properties	21,377	19,892
- Other property, plant and equipment	83,550	83,383

	104,927	103,275
Railway construction in progress	1,185	1,006
Property development in progress	3,189	2,756
Deferred expenditure	420	281
Prepaid land lease payments	601	608
Interests in non-controlled subsidiaries	131	103
Interests in associates	100	—
Deferred tax assets	19	19
Investments in securities	205	183
Staff housing loans	29	34
Properties held for sale	3,364	1,311
Derivative financial assets	113	234
Stores and spares	261	248
Debtors, deposits and payments in advance	3,967	3,095
Loan to property developer	3,268	—
Amounts due from the Government and other related parties	170	154
Cash and cash equivalents	369	359

	122,318	113,666

Liabilities
Bank overdrafts	12	14
Short-term loans	1,013	385
Creditors, accrued charges and provisions	3,593	3,303
Current taxation	1	2
Contract retentions	171	170
Amounts due to related parties	2	17
Loans and obligations under finance leases	30,784	27,865
Derivative financial liabilities	443	307
Deferred liabilities	105	112
Deferred income	2,580	3,584
Deferred tax liabilities	9,045	8,011

	47,749	43,770

Net assets	74,569	69,896

Equity
Share capital, share premium and capital reserve	38,248	37,450
Other reserves	36,300	32,425

Total equity attributable to equity shareholders of the Company	74,548	69,875
Minority interests	21	21

Total equity	74,569	69,896

Notes: -

1.	INDEPENDENT REVIEW

The interim results for the half-year ended 30 June 2006 are unaudited, but have been reviewed in accordance with Statement of Auditing Standards 700 “Engagements to review interim financial reports”, issued by the Hong Kong Institute of Certified Public Accountants, by KPMG whose unmodified review report is included in the interim report to be sent to shareholders. The interim results have also been reviewed by the Group’s Audit Committee.

2.	BASIS OF PREPARATION

These unaudited consolidated accounts should be read in conjunction with the 2005 annual accounts. The accounting policies adopted in the preparation of these accounts are consistent with those used in the annual accounts for the year ended 31 December 2005 except for changes in accounting policies made thereafter in adopting certain revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“HKASs”) as follow:

•	Amendment to HKAS 19 “Employee Benefits” – Actuarial Gains and Losses, Group Plans and Disclosures; and

•	Amendment to HKAS 39 “Financial Instruments: Recognition and Measurement” – Financial Guarantee Contracts

The adoption of these accounting standards has no impact on the Group’s results of operations.

3.	RETAINED PROFITS

The movements of the retained profits during the half-year ended 30 June 2006 and the year ended 31 December 2005 were as follows:

HK$ Million	(Unaudited)
Balance as at 1 January 2006	31,698
Dividend approved / paid	(1,534)
Profit for the period	5,167

Balance as at 30 June 2006	35,331

HK$ Million	(Audited)
Balance as at 1 January 2005	25,521
Dividends approved / paid	(2,273)
Profit for the year	8,450

Balance as at 31 December 2005	31,698

4.	PROFIT ON PROPERTY DEVELOPMENTS

	Half-year ended 30 June
HK$ Million	2006 (Unaudited)	2005 (Unaudited)
Profit on property developments comprises :
Transfer from deferred income	916	1,003
Share of surplus from development	3,118	—
Profit on sale of properties held for sale	19	185
Profit recognized from sharing in kind	26	341
Other overhead costs	(7)	(9)

	4,072	1,520

Included in profit on sale of properties held for sale is cost of properties sold of HK$21 million (2005: HK$514 million).

5.	INCOME TAX

	Half-year ended 30 June
HK$ Million	2006 (Unaudited)	2005 (Unaudited)
Current tax - overseas	1	8

Deferred tax expense relating to the origination and reversal of temporary differences on:
- change in fair value of investment properties	259	178
- others	724	303

	983	481

Income tax in the consolidated profit and loss account	984	489

Share of income tax of non-controlled subsidiaries	8	4

No provision for current Hong Kong Profits Tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current period’s assessable profits or have sustained tax losses for the half-year ended 30 June 2006. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

Provision for deferred tax on temporary differences arising in Hong Kong is calculated at Hong Kong Profits Tax rate at 17.5% (2005: 17.5%).

6.	DIVIDEND

The Board has resolved to pay an interim dividend of HK$0.14 per share. The Company proposes that a scrip dividend option will be offered to all shareholders except shareholders with registered addresses in the United States of America or any of its territories or possessions. The interim dividend will be distributed on or about 27 October 2006 to shareholders whose names appear on the Register of Members of the Company as at the close of business on 7 September 2006. The Company’s majority shareholder, The Financial Secretary Incorporated, has agreed to elect to receive all or part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash.

7.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit for the half-year ended 30 June 2006 attributable to equity shareholders of HK$5,167 million (2005: HK$2,606 million) and the weighted average number of ordinary shares of 5,484,385,261 in issue during the period (2005: 5,394,737,292).

The calculation of diluted earnings per share is based on the profit for the half-year ended 30 June 2006 attributable to equity shareholders of HK$5,167 million (2005: HK$2,606 million) and the weighted average number of ordinary shares of 5,490,717,070 in issue during the period (2005: 5,400,498,206) after adjusting for the number of dilutive potential ordinary shares under the employee share option schemes.

Both basic and diluted earnings per share would have been HK$0.72 (2005: HK$0.33) if the calculation is based on profit from underlying businesses attributable to equity shareholders, i.e. excluding increase in fair value of investment properties net of related deferred tax.

8.	SEGMENTAL INFORMATION

	Revenue Half-year ended 30 June		Contribution to profit Half-year ended 30 June
HK$ Million	2006 (Unaudited)	2005 (Unaudited)	2006 (Unaudited)	2005 (Unaudited)
Railway operations	3,138	2,988	522	349
Station commercial and other businesses	735	754	505	525

	3,873	3,742	1,027	874
Property ownership and management	693	643	559	540

	4,566	4,385	1,586	1,414

Property developments			4,072	1,520

			5,658	2,934
Unallocated corporate expenses			(1,001)	(869)
Change in fair value of investment properties			1,478	1,015
Share of profits less losses of non-controlled subsidiaries and associates			16	15
Income tax			(984)	(489)

			5,167	2,606

No geographical analysis is shown as substantially all the principal operating activities of the Group were carried out in Hong Kong throughout the reporting periods.

9.	PROPERTIES HELD FOR SALE

HK$ Million	At 30 June 2006 (Unaudited)	At 31 December 2005 (Audited)
Properties held for sale
- at cost	2,349	1,090
- at net realizable value	1,015	221

	3,364	1,311

Properties held for sale are properties received by the Company, either as sharing in kind or as part of the profit distribution upon completion of the development. Properties held for sale at 31 December 2005 comprised residential units, retail and car parking spaces at the Olympic Station, Kowloon Station and Hang Hau Station developments. Properties held for sale at 30 June 2006 included unsold properties brought forward from 2005 and unsold units and retail spaces at Tseung Kwan O Area 55b and Tiu Keng Leng station developments received during the first half of 2006.

10.	LOAN TO PROPERTY DEVELOPER

	At 30 June 2006 (Unaudited)		At 31 December 2005 (Audited)
HK$ Million	Nominal amount	Carrying amount	Nominal amount	Carrying amount
Interest free loan to property developer	4,000	3,268	—	—

The loan was provided to the developer of Package 2, Tseung Kwan O Area 86 property development project to assist the developer in financing the project. The loan is interest-free and guaranteed by the developer’s ultimate holding company and is repayable on completion of the respective phases of the project.

The difference between the nominal and carrying amount of the loan at inception, amounting to HK$768 million, has been capitalised as property development in progress.

11.	DEBTORS AND CREDITORS

A	The Group’s debtors, deposits and payments in advance amounted to HK$3,967 million (2005: HK$3,095 million), out of which HK$2,948 million (2005: HK$1,991 million) are receivables in respect of property developments which are not yet due, and HK$565 million (2005: HK$655 million) are amounts receivable from rentals, advertising and telecommunication activities with due dates ranging from 7 to 50 days, swap interest receivable from debt portfolio management activities due in accordance with the respective terms of the agreements, and amounts receivable from consultancy services income due within 30 days. As of 30 June 2006, HK$129 million (2005: HK$185 million) were overdue out of which HK$32 million (2005: HK$78 million) were overdue by more than 30 days.

B	Creditors, accrued charges and provisions amounted to HK$3,593 million (2005: HK$3,303 million), majority of which relate to capital project payments to be settled upon certification of work in progress, as well as swap interest payable under the terms of respective swap agreements for debt portfolio management purposes. The Group has no significant balances of trade creditors resulting from its provision of transportation and related services.

12.	PURCHASE, SALE OR REDEMPTION OF OWN SECURITIES

During the half-year ended 30 June 2006, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of its listed securities.

13.	CHARGE ON GROUP ASSETS

None of the Group’s assets was charged or subject to any encumbrance as at 30 June 2006.

14.	CORPORATE GOVERNANCE

The Company has complied throughout the half-year ended 30 June 2006 with the Code Provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) except that, with respect to Code Provision A.4.1, non-executive Directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance (Cap. 556 of the Laws of Hong Kong)) to retirement by rotation and re-election at the Company’s annual general meetings in accordance with Articles 87 and 88 of the Company’s Articles of Association. Dr. Raymond Ch’ien Kuo-fung, a Member of the Board, was appointed as the non-executive Chairman of the Company with effect from 21 July 2003 for a term of three years. He was recently re-appointed as the non-executive Chairman of the Company with effect from 21 July 2006 until 31 July 2007.

15.	PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the Company’s website at www.mtr.com.hk and the website of the Stock Exchange. The Interim Report will also be available at the Company’s and the Stock Exchange’s websites in mid-September 2006 and will be despatched to shareholders of the Company in mid-September 2006.

KEY STATISTICS

	Half-year ended 30 June
	2006	2005
Total passenger boardings
- MTR Lines (in millions)	418.4	413.6
- Airport Express (in thousands)	4,512	4,050
Average number of passengers (in thousands)
- MTR Lines (weekday)	2,470	2,451
- Airport Express (daily)	24.9	22.4
Operating profit from railway and related businesses before depreciation as a percentage of turnover	57.8%	58.0%

MANAGEMENT REVIEW AND OUTLOOK

The first six months of 2006 saw a number of significant developments for MTR Corporation. On the possible merger of the rail systems of MTR Corporation and KCRC, a Memorandum of Understanding was signed between Government and the Company on 11 April. In our overseas development, all government approvals were obtained for our 49% owned joint venture company for the Beijing Metro Line 4 project. This was followed by the signing of the Concession Agreement with the Beijing Municipal Government and the commencement of project work.

The Company’s financial results for the first half of 2006 benefited from strong property development income and continued growth in our recurring businesses. As a result, revenue increased by 4.1% to HK$4,566 million while operating profit from railway and related operations before depreciation rose by 3.9% to HK$2,639 million. Property development profit realised in the period was HK$4,072 million mainly from the booking of profit from The Grandiose at Tseung Kwan O Station and from Metro Town, Tiu Keng Leng Station Phase One Development. Profit attributable to equity shareholders, excluding gain from revaluation of investment properties net of tax, increased by 123.2% to HK$3,948 million. Gain from investment properties revaluation was HK$1,478 million pre-tax (HK$1,219 million post-tax) resulting in reported net profit of HK$5,167 million, an increase of 98.3% over the corresponding period in 2005. Reported earnings per share increased by 95.8% to HK$0.94. The Board has declared an interim dividend of HK$0.14 per share.

Railway Operations

For the first six months of 2006, total fare revenue for the MTR Lines and the Airport Express increased by 5.0% to HK$3,138 million. The MTR Lines recorded total patronage of 418.4 million, a 1.2% increase over the same period last year. The increase reflected the state of Hong Kong’s economic activities and opening of the Disneyland Resort Line (“DRL”) last August.

The Company’s overall share of total franchised public transport was 24.7%, comparable to the same period last year. Share of the cross-harbour market was unchanged at 60.4%.

The Airport Express recorded total patronage of 4.5 million during the first half of 2006, an 11.4% increase over the same period last year, but market share dropped slightly from 24% to 23% reflecting intense competition in this sector.

As in prior periods, MTR Corporation continued to meet or exceed the requirements under our Operating Agreement and our own more stringent Customer Service Pledges.

Service improvements during the first six months included installation of new passenger lifts in Cheung Sha Wan and Sham Shui Po stations, completion of new pedestrian links at Choi Hung and Kwai Fong stations, and completion of retrofitting platform screen doors for all 74 platforms in our 30 underground stations on the Island Line, Tsuen Wan Line and Kwun Tong Line.

Continuing efforts were made to further improve the connectivity of the MTR network with other modes of transport, which enhances MTR’s attraction to the travelling public. During the period, three new green minibus routes were added to the intermodal fare discount scheme, taking the scheme total to 28, while one new fare saver machine was installed in Tai Kok Tsui, bringing the total to 19 machines.

Station Commercial and Other Businesses

The continued growth of the Hong Kong economy and rising MTR patronage supported further increase in revenue from the Company’s station commercial and other businesses. Although reported revenue at HK$735 million showed a 2.5% reduction from the same period last year, this was due to a one-off income received in 2005 from settlement of an early termination of a telecommunication contract which did not repeat in 2006. Revenue for the first half of 2006 also included a small one-off income relating to mobile network upgrade. Excluding these two one-off items, revenue from station commercial and other businesses would have increased by 7.1%.

Advertising revenue increased by 8.6% to HK$239 million, boosted by higher passenger volume. A number of new formats and services were introduced. In May, Real-time Projection Zone went live at eight MTR stations in conjunction with promotion of the Hollywood blockbuster movie The Da Vinci Code. A new advertising train, the “Spectacular Mobile Showcase”, made its debut in June. These innovative formats demonstrate the Company’s commitment to enhancing our leadership position in the out-of-home advertising market in Hong Kong.

Station commercial revenue rose by 15.9% to HK$190 million due to improvements in rental rates and station commercial retail space layout from our station renovation programme as well as the continued buoyant economy. During the period, retail floor area in stations increased by 134 square metres as new layouts and refurbishments were completed at Po Lam, Ngau Tau Kok and Admiralty stations. However, due to the repossession of 367 square metres of retail space at other stations to facilitate station improvement works, the net retail floor space in the first half was slightly reduced to 18,837 square metres in total. These stations’ improvement, when completed, will benefit future revenue. Also during the period, 12 new shops were added to the MTR station portfolio.

Reported revenue from telecommunications services decreased by 31.3% to HK$138 million, mainly due to the one-off payment received in 2005 for early termination of an agreement which did not repeat in 2006. Excluding this and the one-off income from mobile network upgrade in 2006, revenue would have increased by 3.0%. Our fixed network services provider TraxComm Limited recorded higher revenue and is operating an over 100 Gbps bandwidth network with coverage extended to all major data centres in Hong Kong. However, revenue from mobile services has dropped due to fierce competition amongst operators resulting in lower tariffs as usage volume remained unchanged.

Octopus Holdings Limited (“Octopus”) continued to expand its operations both within and outside the transport sector. Cards in circulation rose to 13.8 million and average daily transaction volume and value rose to 9.3 million and HK$70.0 million respectively. MTR Corporation’s share of Octopus’ post-tax earnings increased by 9.1% to HK$28 million for the six-month period.

Revenue from external consultancy was HK$98 million during the six months. The project to construct an Automated People Mover System to connect the Hong Kong International Airport to SkyPlaza and the SkyPier is underway. In Taiwan, two new contracts started in early 2006, one with the Kaohsiung Rapid Transit Company to provide operations and maintenance support for three years to 2009, and the second, with the Taiwan High Speed Rail Company to cover station, train service, and operations control centre management as well as signalling system maintenance for two years to 2008. In the Mainland of China, the Company secured a consultancy contract to provide consultancy for the Integrated Supervision Control System for Beijing Line 5.

Property businesses

While Hong Kong’s economy continued to grow in the first half of 2006, sentiment in the residential property market has become more cautious as interest rates continued to trend higher and financial markets around the world became more volatile. As a result, residential property transaction volume declined throughout the period, and prices softened. The office and retail rental sectors however continued to be active in the first half although the rate of growth may slow in the second half.

The Company’s profit from property developments in the first half of 2006 was HK$4,072 million. Along the Airport Railway, we recognised profit from deferred income relating to Coastal Skyline and Caribbean Coast in Tung Chung, Harbour Green at Olympic Station and fitting out works for Elements at Kowloon Station, from sharing in kind relating to receipt of a small area of the retail shell of Elements as well as surplus proceeds from The Harbourside at Kowloon Station. Along Tseung Kwan O Line, as I noted at the time of the 2005 annual results, we booked surplus proceeds from Metro Town, Tiu Keng Leng Station Phase One Development and The Grandiose at Tseung Kwan O Station.

The tender for Package Two of Tseung Kwan O Area 86 was awarded in January to Rich Asia Investments Limited (“Rich Asia”), a subsidiary of Cheung Kong (Holdings) Limited (“Cheung Kong”), and the development agreement was signed in February. This was followed in June by our consent to Cheung Kong’s transfer of 15% of its interest in Rich Asia to Nan Fung Development Limited, a wholly owned subsidiary of Chen’s Holdings Limited. As part of our strategy to attract better profit sharing from this tender and in line with the tender conditions, the Company has provided an interest-free loan of HK$4,000 million (equals to about half of the land premium) to Rich Asia. This loan is supported by a guarantee from Cheung Kong for the full amount.

Along the Airport Railway, to meet the increased desire for town houses, we have obtained Town Planning Board approval in June to convert low-rise residential development to town houses at Caribbean Coast.

Rental income from investment properties increased by 7.8% to HK$624 million supported by higher rents. A vibrant retail sector, further refinements to the trade mix and strong promotional efforts at our shopping centres continued to increase shopper traffic. During the first half of 2006, favourable growth in rental rates was achieved for renewal of leases at our shopping centres.

The continuing demand for high quality retail space enabled us to maintain 100% occupancy levels at all of our shopping centres except for Luk Yeung Galleria, where a total of 427 square metres was repossessed in April in preparation for renovation work. The Company’s 18 floors at Two IFC continued to be fully let during the period. A total of 504 car parking spaces at Choi Hung (including 450 Park & Ride Carpark spaces) were added to the portfolio upon commencement of operation of the carpark.

To enhance the retail environment of Telford Plaza I, a major renovation programme was launched in April to refurbish its entrances, atria, shopfronts, ceilings and floors, with target completion by year-end 2006.

Pre-letting of Elements, the forthcoming 82,750 square metres gross MTR flagship mall at Union Square in Kowloon Station, progressed well, with good response from both overseas and local retailers, as well as food and beverage operators. Pre-letting of The Edge, the new shopping centre of 11,877 square metres gross at Area 55b of Tseung Kwan O Station, also saw good progress.

Our property management business experienced steady growth, with revenue rising 7.8% to HK$69 million. During the period, a total of 2,842 residential units were added to the management portfolio, bringing the total number of residential units under management to 57,200.

Our property management business in the Mainland of China continued to expand with the award in April of a service contract by SOHO Shangdu, a major commercial-cum-shopping mall development, in Beijing. The Company will take over management responsibility of this property by the end of 2006.

Renovation of the 31,000 square metres gross shopping centre under a long-term head lease in Beijing’s Dong Cheng district is now underway. This shopping centre has been renamed Ginza Mall, and is scheduled to open by early 2007 after major upgrading and refurbishment.

Hong Kong Projects

MTR Corporation continued the development and planning of new rail and non-rail projects during the first half of 2006.

“Ngong Ping 360”, comprising the Ngong Ping Skyrail and the Ngong Ping Village at Ngong Ping, is undergoing pre-opening trials and is expected to open for business later in the year.

Following approval of the revised proposal for the West Island Line by Government and Executive Council last year, discussion with Government is continuing over detailed scope, cost and funding requirements. The decision on the South Island Line (East) proposal is still awaiting completion of Government’s review of the Southern District’s planning of tourism and commercial development.

In the “Dream City” development at Area 86 in Tseung Kwan O, the construction contract for Tseung Kwan O South Station was awarded in late June. This latest extension to the MTR network is designed to serve the “Dream City” property development and is scheduled to open in 2009.

New pedestrian links in Admiralty and Sheung Wan stations are targeted for opening by the end of this year, and another at Lai Chi Kok Station is planned for completion in 2008. Further license agreements have been signed and are under negotiation with adjacent developers respectively for Tsim Sha Tsui and Choi Hung stations.

At the Hong Kong International Airport, the project to construct a second platform at the departure level of the Airport Station continued with the connection to the Skyplaza retail development and the project is expected to be completed by the end of 2006.

Merger with KCRC

On 11 April, the Company signed a Memorandum of Understanding with Government setting out the terms for the proposed rail merger between the Company and KCRC, together with the acquisition of a property package.

The proposed transaction is subject to approval by both the Legislative Council (“LegCo”) of Hong Kong SAR and independent shareholders of the Company. A Rail Merger Bill was submitted to LegCo by Government on 5 July which was followed by the first meeting of the Bills Committee to examine the Bill on 27 July. We expect the approval processes by LegCo and independent shareholders to take about a year or more from the 11 April announcement day.

An Independent Board Committee (“IBC”) comprising six independent non-executive Directors of the Company has been established to examine the proposed transaction and advise independent shareholders. The IBC will appoint and be advised by an Independent Financial Adviser.

Overseas Growth

Mainland of China

In Beijing, the public-private partnership (“PPP”) company formed with the Beijing Infrastructure Investment Co. Ltd. and Beijing Capital Group for the Beijing Line 4 project obtained its business license in January, and the related concession, lease and financing agreements were signed in April. With management in place, and the rolling stock and signalling contracts having been awarded, construction of the project has commenced with target completion in 2009.

In Shenzhen, we are still awaiting approval from the National Development and Reform Commission for Shenzhen Metro Line 4. We have put in place a management team which has progressed detailed design of the system, and the master plan for property developments along the line.

In line with our strategy, we have progressed negotiations regarding plans for the investment, construction and operation of Shenzhen Metro Line 3 following the signing of a Memorandum of Understanding (“MoU”) last year with the municipal government on this potential 32.8-kilometre line in the eastern part of the municipality. In Beijing, feasibility studies are also progressing on two possible metro lines, one for Beijing Line 4 Extension and the other for Beijing Metro Line 9, following signing of the respective MoU’s and Letter of Interest this year.

Elsewhere in the Mainland, the Company submitted an investment proposal to Wuhan Municipal Government in April following the signing of an MoU with the government in 2005 to explore co-operation opportunities for the construction and operation of metro lines in Wuhan. In May, we signed an MoU with the Hangzhou Municipal Government for a joint study on a metro development plan for that city. However, we must point out that MoU’s do not always result in investments.

Europe

In Europe, we continued to pursue “asset light” rail operating service contracts during the first half of 2006.

In the U.K., a tender for the South Western Train Franchise was submitted in conjunction with our partner National Express in June and the result is expected to be announced by October. A joint venture between MTR Corporation and Laing Rail has been pre-qualified to bid for the London Rail Concession, formerly called the North London Railway Franchise, and is currently working on the tender submission for October. Both of these are competitive tenders where the Company will compete with other bidders.

Financial Review of Operations

Revenue for the first half of 2006 was HK$4,566 million, an increase of 4.1% over the same period last year. Revenue from the MTR Lines and the Airport Express reported increases of 4.7% and 7.7% respectively as a result of patronage growth, particularly in the early months of 2006, and increase in average fare of the MTR Lines. Patronage on the MTR Lines increased 1.2% and the Airport Express 11.4% whilst average fare for the MTR Lines increased 3.5% to HK$6.8 but on the Airport Express decreased 3.2% to HK$64.8 mainly due to the lower fares paid by passengers travelling to the AsiaWorld-Expo Station opened in December 2005.

Revenue from station commercial and other businesses amounted to HK$735 million, a 2.5% drop from the same period last year due to the one-off income received from settlement of an early termination of a telecommunication contract in 2005 which did not repeat this year. Revenue for the first half of 2006 also included a small one-off income relating to mobile network upgrade. Excluding these two one-off items, revenue from station commercial and other businesses would have increased by 7.1% when compared to the same period last year. Property rental and management income increased 7.8% to HK$693 million.

Operating cost before depreciation for the first half year increased by 4.5% to HK$1,927 million as compared to the same period last year. The increase was mainly due to the opening of DRL and AsiaWorld-Expo Station, increases in expenditures in the development of our overseas growth business in the Mainland and Europe, as well as expenses relating to “Ngong Ping 360”. Operating profit from railway and related businesses before depreciation amounted to HK$2,639 million, a 3.9% increase from the same period last year, with an operating profit margin of 57.8%, similar to last year. Excluding the one-off impacts from telecommunication contract termination and mobile network upgrade, operating profit would have increased by 6.7% whilst operating profit margin would have increased by 0.5% point.

Property development profit during the first half year amounted to HK$4,072 million, mainly comprising surplus proceeds from The Grandiose and Metro Town along the Tseung Kwan O Line, deferred income recognition from Coastal Skyline, Caribbean Coast, Harbour Green and Elements along the Airport Railway as well as sharing in kind from the receipt of an additional 572 square metres at Elements. Operating profit before depreciation amounted to HK$6,711 million, an increase of 65.3% as compared to the same period last year.

Depreciation charge for the first half year dropped by 3.5% to HK$1,315 million mainly due to adjustments made for depreciation charges on some systems in the Tseung Kwan O Line and Nam Cheong Station in 2005. Net interest expense increased by 16.6% to HK$739 million mainly due to higher interest rates and increased borrowings as compared to the same period last year. The increase in fair value of investment properties since the end of 2005 amounted to HK$1,478 million pre-tax or HK$1,219 million post-tax.

Including the share of profit from Octopus and the share of cost incurred by the joint venture company for the bidding of the South Western Train Franchise in the U.K., profit before taxation for the first half year amounted to HK$6,151 million, a 98.7% increase from the same period last year. Correspondingly, income tax increased by 101.2% to HK$984 million, which was mainly non-cash deferred income tax. The resulting net profit attributable to shareholders for the first half year amounted to HK$5,167 million, an increase of 98.3% compared to the same period last year. Reported earnings per share therefore increased from HK$0.48 for the first half of 2005 to HK$0.94 for 2006. Excluding investment property revaluation gain and related deferred tax, underlying net profit was HK$3,948 million, an increase of 123.2% compared to same period last year.

The Directors have declared an interim dividend of HK$0.14 per share. A scrip dividend option will be offered to all shareholders except those with registered addresses in the United States of America or any of its territories or possessions. As in previous years, Government has agreed to receive its entitlement to dividends in the form of shares to the extent necessary to ensure that a maximum of 50% of the Company’s total dividend will be paid in cash.

The Group’s balance sheet remains strong. During the first half of 2006, shareholders’ equity increased by 6.7% to HK$74,548 million as of 30 June, from retained profit as well as the re-investment of scrip dividends by Government and other shareholders.

Total assets increased by 7.6% to HK$122,318 million mainly due to an interest-free loan of HK$4,000 million (recognised on balance sheet at fair value of HK$3,232 million at inception) provided to the property developer of Tseung Kwan O Area 86 Package Two as part of the tender terms, an increase of HK$2,053 million on properties held for sale from unsold units at Metro Town and The Grandiose along the Tseung Kwan O Line, gross revaluation gain on properties of HK$1,770 million, and increases in amount receivable in respect of property developments of HK$957 million. Other increases in assets include capital expenditures incurred on the “Ngong Ping 360” project and other capital improvement projects.

The Group’s net cash inflow generated from railway and related activities increased to HK$2,737 million in the first half of 2006 compared to HK$2,562 million for the same period in 2005, whilst cash receipts from developers for property development project decreased to HK$584 million from HK$2,332 million in 2005. Total cash outflow rose from HK$3,095 million to HK$6,366 million which included the HK$4,000 million interest-free loan for Package Two of Tseung Kwan O Area 86, capital project payments of HK$1,339 million, interest expenses of HK$830 million and other minor items. The Group had net cash outflow of HK$3,045 million before dividend as compared to a net cash inflow of HK$1,799 million in the same period last year. After dividend payment of HK$767 million and net loan drawdown of HK$3,824 million, there was net cash inflow of HK$12 million.

During the period, borrowings of the Group increased from HK$28,264 million to HK$31,809 million due mainly to amounts drawn to finance the interest-free loan to developer. As a result, the debt-to-equity ratio increased from 40.4% at 31 December 2005 to 42.7% at period-end.

Financing Activities

The credit markets continued to see high levels of liquidity leading to tight credit spreads. Given this favourable environment, we successfully arranged total financings of HK$3.1 billion during the first half of 2006, including a HK$500 million 4.3% 2-year fixed rate note, and a number of 5-year and 7-year bilateral facilities totalling HK$2.6 billion. As at the end of June 2006, the Group had total undrawn committed facilities of HK$2.9 billion, which together with cash on hand and projected significant positive cash flows from our property development business, are expected to cover all of the Company’s estimated funding needs until the first quarter of 2007.

As at the end of June, the Company’s debt portfolio was well balanced with 17% of total outstanding repayable within 2 years, 47% between 2 and 5 years, and 36% beyond 5 years. As a measure of exposure to foreign currency risk, only 0.2% of the debt portfolio was denominated in US dollar with the remainder either hedged into or denominated in HK dollar.

At the end of June, 54% of the debt portfolio was based on fixed interest rate with the balance based on floating rate. This prudent level of fixed rate debt, together with the attractive terms of the Group’s financings, has enabled the Company to contain our financing cost in a rising interest rate environment. As a result, despite the significant increase in short-term interest rates during the first half of 2006 as compared with the same period last year, the Company’s average borrowing cost rose to 5.5% from 5.0%.

In the Mainland of China, agreements for two project loans of RMB1.6 billion each provided separately by China Development Bank and Industrial and Commercial Bank of China for the development and construction of Beijing Metro Line 4 were signed by the associated PPP company in April.

Human Resources

Immediately following signing of the Memorandum of Understanding on the proposed merger, the Company held a total of 60 briefing sessions to provide staff with updated information and opportunities to raise their concerns. Going forward, we will regularly update our staff on the merger using a variety of means such as staff communication sessions, merger newsletters, MTR Express, Corporate Notices and additional briefing sessions.

We are committed to looking after the interests of all staff, and will consult them on matters affecting them during the merger process before any final decisions are made. To ensure that best practices are adopted for the merged company, the Company in conjunction with KCRC have commenced a series of in-depth studies on different aspects of human resources integration such as grading and reward structure, and employment terms and conditions.

Outlook

Although business conditions remain generally positive in Hong Kong, successive interest rate increases coupled with high oil and commodity prices have slowed the rate of economic growth. While there was patronage growth in the early months of 2006, MTR Lines patronage in May and June was lower than prior year due to the combination of the impact of Football World Cup and slower growth of economic activities. Although MTR Lines patronage growth has resumed in the last two weeks of July, it would be prudent to adopt a cautious outlook for the rail and related businesses in the second half. On the other hand, although competition continues to increase, we see positive rental reversions in our property investment business. Given this environment we continue to pay close attention to cost and enhance efficiency whilst at the same time continuing our efforts in the overseas growth business.

In our property development business we recognised profit from both The Grandiose at Tseung Kwan O Station and Metro Town, Tiu Keng Leng Station Phase One Development in the first half of 2006. For the balance of the year, in line with our accounting treatment, property development profit recognition is expected to come mainly from developments along the Airport Railway, particularly from deferred income and the expected receipt as sharing in kind of a small area of some 7,100 square metres gross at Elements in Kowloon Station. In Tseung Kwan O, property development profit recognition in the second half would depend on sales progress of the 390-unit development at Central Heights, Tseung Kwan O Town Centre Area 57a. Given most of the property development profit for 2006 has been recognised in the first half, the amount of development profit to be recognised in the second half is expected to be significantly less.

Finally, I would like to take this opportunity to thank all my colleagues for their hard work and support.

By Order of the Board
C K Chow
Chief Executive Officer

Hong Kong, 10 August 2006

The interim financial information set out above does not constitute the Group’s interim financial report for the half-year ended 30 June 2006, but is derived and represents an extract from that interim financial report.

Certain statements contained in this Press Announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Annual Report on Form 20-F for the year ended 31 December 2005 filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 1 September 2006 to 7 September 2006 (both dates inclusive). In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4 p.m. on 31 August 2006. It is expected that the interim dividend will be paid on or about 27 October 2006.

Members of the Board: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

Members of the Executive Directorate: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

*	independent non-executive Directors

**	non-executive Directors